--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


In the Matter of                                                   CERTIFICATE
Exelon Corporation                                                      OF
File No. 70-9693                                                   NOTIFICATION

Public Utility Holding Company Act of 1935 (PUHCA)

         Exelon Corporation, a Pennsylvania corporation and registered holding company (Exelon), hereby submits the following Certificate of Notification pursuant to Rule 24. This filing is made pursuant to Exelon's Form U-1 Application-Declaration, as amended (the "Financing U-1") and the Securities and Exchange Commission's orders dated November 2, 2000 and December 8, 2000. This certificate reports activity in File No. 70-9693 for the period January 1, 2002 through March 31, 2002. Any capitalized terms used herein but not defined herein have the respective meanings given in the Financing U-1 or the Commission's Orders.

1. As determined pursuant to the December 8, 2000 Order, the Modified Rule 53 Test applicable to Exelon's investments in EWGs and FUCOs is $4,000 million. At March 31, 2002, Exelon's "aggregate investment" (as defined in rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $1,353 million, and accordingly, at March 31, 2002, Exelon's remaining investment capacity under the Modified Rule 53 Test was approximately $2,647 million. At March 31, 2002, Exelon's "consolidated retained earnings" (as defined in rule 53(a) under the PUHCA) was approximately $1,006 million.

2. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, certain information concerning the aggregate investment by EWG/FUCO Project.

3. At March 31, 2002, Exelon's consolidated capitalization ratio was: debt 63%, common equity 34%, and preferred securities of subsidiaries of 3%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

4.     At March 31, 2002, the market-to-book  ratio of Exelon's common stock was
       2.12 to 1.

5. In the first quarter of 2002, Exelon did not invest or commit to invest in an EWG or FUCO that would count against the Modified Rule 53 Test.

6. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, total earnings growth by EWG and FUCO Project in the first quarter.

7. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, net income and revenues of Exelon's EWG and FUCO Projects for the twelve months ending March 31, 2002.

8. Sale of any Common Stock or Preferred Securities issued by Exelon during the first quarter of 2002, and the purchase price per share and the market price per share at the date of the agreement of sale.

             During the first quarter of 2002, 674,184 shares of common stock were issued under various employee compensation plans with a price range of $43.63 to $53.63 per share. The average price for the period was $49.86.

9.     Options issued or issuable during the quarter.

             Exelon granted 3,729,630 stock options in the first quarter of 2002 at an exercise price of $46.93 per share.


10. Exelon did not transfer any common stock to a seller of securities of a company being acquired during the first quarter of 2002.

11.   Guarantees issued.

      The following guarantees were issued during the first quarter of 2001:

       Name of Parent
          Purpose          Name of Subsidiary                   Amount                Terms
       Exelon              Exelon Power Team                  $30,314,922            12 months
          Power trading
          and marketing

       Exelon              Exelon Enterprises                  14,047,792            12-36 months
          Surety bonds

       Exelon              Exelon Generation                   43,902,034            12-36 months
          Surety bonds

12.    Exelon indebtedness issued during the first quarter of 2002.

A. Overnight commercial paper issued through Chase Manhattan Bank on behalf of Exelon during the first quarter. Daily balances ranged from $200 million to $280 million at an average interest rate of 2.13%.

13. Amount and terms of any short-term debt issued by any Utility Subsidiary during the first quarter of 2002.

       A. Overnight commercial paper issued through Bank One on behalf of PECO during the first quarter. Daily balances ranged from $0 to $115 million at an average interest rate of 1.87%.

       B. Overnight commercial paper issued through Chase Manhattan Bank on behalf of ComEd during the first quarter. Daily balances ranged from $0 to $50 million at an average interest rate of 2.13%.

       B. Contributions to and Loans from the Utility Money Pool: The activity below reflects a contribution to the money pool by ComEd of Indiana, Inc. and a loan to Commonwealth Edison Company (ComEd.)

                                                                                             ComEd of
                                                                    ComEd                    Indiana
                        Daily               Interest               Interest                  Interest
      Date             Balance                Rate                 Expense                    Income
-----------------  -----------------    -----------------   -----------------------    ---------------------
       28-Dec-01         13,000,000          2.09%                   754.72                     754.72

       29-Dec-01         13,000,000          2.09%                   754.72                     754.72

       30-Dec-01         13,000,000          2.09%                   754.72                     754.72

       31-Dec-01         13,000,000          2.09%                   754.72                     754.72
                                                            -----------------------    ---------------------

AVG/Total                                    2.09%                $3,018.89                  $3,018.89
                                                            =======================    =====================

                                                                                      ComEd of
                                                             ComEd                    Indiana
                        Daily               Interest        Interest                  Interest
      Date             Balance                Rate          Expense                    Income
-----------------  -----------------    -------------     ------------         ---------------------
        1-Jan-02    $13,000,000              2.09%         $754.72                    $754.72

        2-Jan-02    $13,000,000              2.09%          754.72                     754.72

        3-Jan-02    $13,000,000              2.07%          747.50                     747.50

        4-Jan-02    $13,000,000              2.04%          736.67                     736.67

        5-Jan-02    $13,000,000              2.04%          736.67                     736.67

        6-Jan-02    $13,000,000              2.04%          736.67                     736.67

        7-Jan-02    $13,000,000              2.03%          733.06                     733.06

        8-Jan-02    $13,000,000              2.02%          729.44                     729.44

        9-Jan-02    $13,000,000              2.03%          733.06                     733.06

       10-Jan-02    $13,000,000              2.02%          729.44                     729.44

       11-Jan-02    $13,000,000              2.01%          725.83                     725.83

       12-Jan-00    $13,000,000              2.01%          725.83                     725.83

       13-Jan-02    $13,000,000              2.01%          725.83                     725.83

       14-Jan-02    $13,000,000              2.00%          722.22                     722.22

       15-Jan-02    $13,000,000              2.01%          725.83                     725.83

       16-Jan-02    $13,000,000              1.98%          715.00                     715.00

       17-Jan-02    $13,000,000              1.93%          696.94                     696.94

       18-Jan-02    $13,000,000              1.92%          693.33                     693.33

       19-Jan-02    $13,000,000              1.92%          693.33                     693.33

       20-Jan-02    $13,000,000              1.92%          693.33                     693.33

       21-Jan-02    $13,000,000              1.92%          693.33                     693.33

       22-Jan-02    $13,000,000              1.89%          682.50                     682.50

       23-Jan-02    $13,000,000              1.90%          686.11                     686.11

       24-Jan-02    $13,000,000              1.90%          686.11                     686.11

       25-Jan-02    $13,000,000              1.88%          678.89                     678.89

       26-Jan-02    $13,000,000              1.88%          678.89                     678.89

       27-Jan-02    $13,000,000              1.88%          678.89                     678.89

       28-Jan-02    $13,000,000              1.88%          678.89                     678.89

       29-Jan-02    $13,000,000              1.88%          678.89                     678.89

       30-Jan-02    $13,000,000              1.87%          675.28                     675.28

       31-Jan-02    $13,000,000              1.88%          678.89                     678.89
                                                      ------------               -------------

AVG/Total                                    1.97%     $22,006.11                  $22,006.11
                                                      ============               =============

                                                                                      ComEd of
                                                             ComEd                    Indiana
                        Daily               Interest        Interest                  Interest
      Date             Balance                Rate          Expense                    Income
-----------------  -----------------    -------------     ------------         ---------------------
        1-Feb-02    $13,000,000              1.87%         $675.28                    $675.28

        2-Feb-02    $13,000,000              1.87%          675.28                     675.28

        3-Feb-02    $13,000,000              1.87%          675.28                     675.28

        4-Feb-02    $13,000,000              1.86%          671.67                     671.67

        5-Feb-02    $13,000,000              1.84%          664.44                     664.44

        6-Feb-02    $13,000,000              1.83%          660.83                     660.83

        7-Feb-02    $13,000,000              1.83%          660.83                     660.83

        8-Feb-02    $13,000,000              1.82%          657.22                     657.22

        9-Feb-02    $13,000,000              1.82%          657.22                     657.22

       10-Feb-02    $13,000,000              1.82%          657.22                     657.22

       11-Feb-02    $13,000,000              1.82%          657.22                     657.22

       12-Feb-02    $13,000,000              1.82%          657.22                     657.22

       13-Feb-02    $13,000,000              1.82%          657.22                     657.22

       14-Feb-02    $13,000,000              1.82%          657.22                     657.22

       15-Feb-02    $13,000,000              1.84%          664.44                     664.44

       16-Feb-02    $13,000,000              1.84%          664.44                     664.44

       17-Feb-02    $13,000,000              1.84%          664.44                     664.44

       18-Feb-02    $13,000,000              1.84%          664.44                     664.44

       19-Feb-02    $13,000,000              1.82%          657.22                     657.22

       20-Feb-02    $13,000,000              1.79%          646.39                     646.39

       21-Feb-02    $13,000,000              1.79%          646.39                     646.39

       22-Feb-02    $13,000,000              1.78%          642.78                     642.78

       23-Feb-02    $13,000,000              1.78%          642.78                     642.78

       24-Feb-02    $13,000,000              1.78%          642.78                     642.78

       25-Feb-02    $13,000,000              1.77%          639.17                     639.17

       26-Feb-02    $13,000,000              1.78%          642.78                     642.78

       27-Feb-02    $13,000,000              1.77%          639.17                     639.17

       28-Feb-02    $13,000,000              1.75%          631.94                     631.94
                                                      ------------               -------------

AVG/Total                                    1.82%      $18,373.33                 $18,373.33
                                                      ============               =============





                                                                                      ComEd of
                                                             ComEd                    Indiana
                        Daily               Interest        Interest                  Interest
      Date             Balance                Rate          Expense                    Income
-----------------  -----------------    -------------     ------------         ---------------------
        1-Mar-02    $13,000,000              1.74%         $628.33                    $628.33

        2-Mar-02    $13,000,000              1.74%          628.33                     628.33

        3-Mar-02    $13,000,000              1.74%          628.33                     628.33

        4-Mar-02    $13,000,000              1.73%          624.72                     624.72

        5-Mar-02    $13,000,000              1.71%          617.50                     617.50

        6-Mar-02    $13,000,000              1.72%          621.11                     621.11

        7-Mar-02    $13,000,000              1.73%          624.72                     624.72

        8-Mar-02    $20,500,000              1.73%          985.14                     985.14

        9-Mar-02    $20,500,000              1.73%          985.14                     985.14

       10-Mar-02    $20,500,000              1.73%          985.14                     985.14

       11-Mar-02    $20,500,000              1.73%          985.14                     985.14

       12-Mar-02    $20,500,000              1.73%          985.14                     985.14

       13-Mar-02    $20,500,000              1.73%          985.14                     985.14

       14-Mar-02    $20,500,000              1.75%          996.53                     996.53

       15-Mar-02    $20,500,000              1.75%          996.53                     996.53

       16-Mar-02    $20,500,000              1.75%          996.53                     996.53

       17-Mar-02    $20,500,000              1.75%          996.53                     996.53

       18-Mar-02    $20,500,000              1.75%          996.53                     996.53

       19-Mar-02    $20,500,000              1.75%          996.53                     996.53

       20-Mar-02    $20,500,000              1.72%          979.44                     979.44

       21-Mar-02    $20,500,000              1.73%          985.14                     985.14

       22-Mar-02    $20,500,000              1.72%          979.44                     979.44

       23-Mar-02    $20,500,000              1.72%          979.44                     979.44

       24-Mar-02    $20,500,000              1.72%          979.44                     979.44

       25-Mar-02    $20,500,000              1.74%          990.83                     990.83

       26-Mar-02    $20,500,000              1.73%          985.14                     985.14

       27-Mar-02    $20,500,000              1.73%          985.14                     985.14

       28-Mar-02    $20,500,000              1.75%          996.53                     996.53

       29-Mar-02    $20,500,000              1.75%          996.53                     996.53

       30-Mar-02    $20,500,000              1.75%          996.53                     996.53

       31-Mar-02    $20,500,000              1.75%          996.53                     996.53

AVG/Total                                    1.74%      $28,113.19                 $28,113.19
                                                      ============               =============


14. During the first quarter of 2002, no financings were consummated by any Non-Utility Subsidiary not exempt under Rule 52.

15.    Notional  amount  and  principal  terms  of  any  hedge   instruments  or
       anticipatory hedges entered into during the first quarter of 2002 and parties thereto.

         In January 2002, ComEd entered into two fixed-floating interest rate swaps with Credit Suisse First Boston and JP Morgan. These swaps, carrying a notional amount of $150 million and $100 million, respectively, hedge ComEd's future fair value risk associated with the change in the value of 7.625% Notes, $150 million, due 1/15/07 and 8.25% First Mortgage Bonds, $100 million, due 10/01/06. The terms and payment structure of the swap are designed to exactly mirror the terms and the remaining payment structure for the underlying bond. This swap is designated as a fair value hedge.

         In January 2002, ComEd entered into a 10-year forward starting swap with J. P. Morgan . This forward starting swap, carrying a notional amount of $125 million, hedged a portion of ComEd's future interest rate exposure associated with its anticipated issuance of $400 million in long-term debt in March of 2002. This swap has been designated as a cash flow hedge in the attempt to minimize the variability of the future interest expense associated with changes in the 3 month LIBOR rate.

         In February 2002, ComEd entered into 10-year and 5-year forward starting swaps with Morgan Stanley (in two separate transactions). These forward starting swaps, carrying a notional amount of $75 million and $100 million respectively, hedged a portion of ComEd's future interest rate exposure associated with its issuance of $200 million reopening in the third quarter of 2002 and a $700 million issuance in the fourth quarter of 2002 respectively. These swaps have been designated as cash flow hedges in the attempt to minimize the variability of the future interest expense associated with changes in the 3 month LIBOR rate.


16. The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the first quarter of 2002 and the amount and terms of any securities issued by such subsidiaries during the quarter.

                  None.

17. A list of U-6B-2 forms filed with the Commission since the last quarterly Rule 24 Certificate, including the name of the filing entity and the date of filing.

                  None.

18. The consolidated and separate balance sheets of each company that engaged in jurisdictional financing transactions during the first quarter of 2002.

            None.

19. Capital Structure of Exelon and its utility subsidiaries as of March 31, 2002 are as follows (in millions, except percentage data):

                       Debt 1              Common Equity                   Preferred Securities of Subsidiaries
                  Amount     Percentage  Amount     Percentage                     Amount       Percentage
Exelon           $14,660       63%       $8,051         34%                         $613            3%

                                                                   Preferred Stock and Mandatorily Redeemable
                        Debt 1              Common Equity                Preferred Stock of a Subsidiary
                  Amount     Percentage  Amount     Percentage               Amount       Percentage

PECO              $5,985        91%         $356        5%                       $284          4%

ComEd             $6,803        55%       $5,124       42%                       $336          3%

Genco             $1,025        26%       $2,932       74%                         -            -

PECO Energy
Power Co.            -            -         $128      100%                         -            -

Susquehanna
Power Co.            -            -         $120      100%                         -            -

Susquehanna
Electric Co.         -            -          $(1)     100%                         -            -

       1 see definition under Item 3.

20.    The  consolidated  retained  earnings  analyses of Exelon,  ComEd,  PECO,
       Genco,   PECO  Energy  Power  Company,   Susquehanna  Power  Company  and
       Susquehanna Electric Company are attached as Exhibit B.

21. Registration statements filed under the Securities Act of 1933 with respect to securities that are the subject of the Financing U-1, incorporated by reference into this Certificate of Notification.

         None.

22.    Additional information.

         None

                                S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 30, 2002

                                                 EXELON CORPORATION

                                                 By: /s/ Ruth Ann M. Gillis
                                                 Senior Vice President and
                                                 Chief Financial Officer

                                                                       Exhibit B
                                                                     Page 1 of 1


                   Exelon Corporation and Subsidiary Companies
                           Retained Earnings Analysis
                      For the Quarter Ended March 31, 2002
                                  (In millions)


Beginning Balance                                    $1,200
Net Income                                                8
Dividends:
  Common Stock                                         (141)
Tax benefit on stock options exercised                    7
                                                     ------
  Ending Balance                                     $1,073
                                                     ======




                  PECO Energy Company and Subsidiary Companies
                           Retained Earnings Analysis
                      For the Quarter Ended March 31, 2002
                                  (In millions)


Beginning Balance                                      $270
Net Income                                               89
Dividends:
   Common Stock                                         (85)
   Preferred Stock                                       (2)
                                                     ------
Ending Balance                                         $272
                                                     ======


                  Commonwealth Edison and Subsidiary Companies
                           Retained Earnings Analysis
                      For the Quarter Ended March 31, 2002
                                  (In millions)


Beginning Balance                                      $257
  Net Income                                            129
  Dividends:
     Common Stock                                      (118)
                                                     ------
Ending Balance                                         $268
                                                     ======


                                Exelon Generation
                           Retained Earnings Analysis
                      For the Quarter Ended March 31, 2002
                                  (In millions)


Beginning Balance                                      $524
  Net Income                                             79
  Dividends:
     Common Stock                                         0
                                                     ------
Ending Balance                                         $603
                                                     ======

                            PECO Energy Power Company
                           Retained Earnings Analysis
                      For the Quarter Ended March 31, 2002
                                  (In millions)


Beginning Balance                                       $26
  Net Income                                              3
  Dividends:
     Common Stock                                         0
                                                       ----
Ending Balance                                          $29
                                                       ====


                            Susquehanna Power Company
                           Retained Earnings Analysis
                      For the Quarter Ended March 31, 2002
                                  (In millions)


Beginning Balance                                       $23
  Net Income                                              2
  Dividends:
     Common Stock                                         0
                                                       ----
Ending Balance                                          $25
                                                       ====


                          Susquehanna Electric Company
                           Retained Earnings Analysis
                      For the Quarter Ended March 31, 2002
                                  (In millions)


Beginning Balance                                      $  0
  Net Income                                             (2)
  Dividends:
     Common Stock                                         0
                                                       ----
Ending Balance                                         $ (2)
                                                       ====